Invesco Real Estate Income Trust Inc.

2300 N. Field Street, Suite 1200

Dallas, Texas 75204

November 8, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Invesco Real Estate Income Trust Inc.

Registration Statement on Form S-11/A

File No. 333-279314

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Invesco Real Estate Income Trust Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement, as then amended, effective as of 4:00 p.m., on November 12, 2024, or as soon as practicable thereafter. The Company also requests the Commission to specifically confirm such effective date and time to the Company’s outside counsel, Jason Goode of Alston & Bird LLP.

If you have any questions regarding the foregoing, please contact Mr. Goode at (404) 881-7986.

[Signature Page Follows]

Sincerely,

Invesco Real Estate Income Trust Inc.

By:	/s/ R. Scott Dennis
Name:	R. Scott Dennis
Title:	Chairperson of the Board, President and Chief Executive Officer

cc:	Mr. Jason Goode, Alston & Bird LLP